Exhibit (e)(6)

Excerpts from Item 6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008

B. Compensation

On June 9, 2008, our shareholders approved changes in compensation for our directors. Directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the board of directors and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the board of directors, provided that the amount paid to a director upon redemption may not exceed US$3.00 per ADS per year for each one-year term served by the director. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs related to their previous period of services at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•

the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed US$3.00 per ADS per year for each one-year term served by the director.

As of December 31, 2008, an aggregate of 1,360,000 phantom ADSs had been granted to our directors under our phantom stock plans, of which 1,140,000 are currently redeemable or are redeemable within 60 days of March 31, 2009.

E. Share Ownership

2000 Stock Option Plan

On December 20, 2000, our board of directors adopted a stock option plan in order to grant options to certain of our and our subsidiaries’ affiliates, officers, employees, directors and consultants to acquire shares of common stock of our company. Options are granted by VC ESOP N.V., an indirect wholly owned subsidiary of our company. Our stock option plan is administered by a committee appointed by the board of directors of VC ESOP N.V., which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The committee appointed to administer our stock option plan is comprised of the three directors who currently sit on the compensation committee of our board.

We amended and restated our stock option plan in December 2003 and have since adopted four amendments to the plan. On April 22, 2005, our board of directors approved Amendment No. 1 to the plan in order to, among other things, increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the term of the plan until December 31, 2015. On April 7, 2006, our board of directors approved Amendment No. 2 to the plan in order to increase the maximum aggregate number of shares authorized under the plan from 450,000 to 650,000 and to clarify that any shares retransferred to VC ESOP under the cashless exercise procedure pursuant to the plan would again become available for future grant under the plan. On May 24, 2006, our board of directors approved Amendment No. 3 to the plan in order to clarify the extent to which shares underlying options exercised pursuant to the cashless exercise procedure may again become available for future grant under the plan. On December 14, 2006, our board approved Amendment No. 4 to the plan in order to increase the maximum aggregate number of shares authorized under the plan from 650,000 to 1,050,000. As of December 31, 2008, options to acquire approximately 572,297 shares of our common stock were outstanding, of which options in respect of approximately 264,516 shares of our common stock are currently exercisable or are exercisable within 60 days of the date of March 31, 2009.

The exercise prices of the approximately 572,297 shares underlying options outstanding as of December 31, 2008 ranged from US$136.89 per share (US$6.85 per ADS) to US$658.00 per share (US$32.90 per ADS). The options granted generally vest at varying rates over a two-year period and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The approximately 572,297 shares underlying currently exercisable options outstanding as of December 31, 2008 are exercisable until dates ranging from the present date to June 2012.

If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options until the earlier of 45 days after the date of termination of employment and date of expiration of his option agreement. For several participants of the plan who ceased to be employees of our company in November and December 2008 the stock option committee approved extension of the period when options can be exercised until December 31, 2009. In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015. If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

Share Repurchase Programs

In connection with Amendment No. 1 to our stock option plan, our board of directors approved the establishment of a repurchase program, or the 2005 Repurchase Program, under which VC ESOP N.V. repurchased in the open market and in privately negotiated transactions 2,710,160 ADSs, which is equivalent to 135,508 shares of our common stock. The ADSs were repurchased between April 15, 2005 and June 9, 2005 at an average price of US$6.78 per ADS, for a total aggregate consideration of approximately US$18.4 million. In connection with Amendment No. 2 to our stock option plan, our board of directors approved the establishment of a second repurchase program, or the 2006 Repurchase Program, under which VC ESOP repurchased in the open market and in privately negotiated transactions 4,000,000 ADSs, which is equivalent to 200,000 shares of our common stock. The ADSs were repurchased between April 27, 2006 and May 12, 2006 at an average price of US$9.63, for a total aggregate consideration of approximately US$38.5 million. To effectuate those repurchase programs, our board of directors approved written plans for the repurchase of any or all of the ADSs on an automatic basis in compliance with our company’s insider trading policy, Rule 10b5-1 under the Exchange Act and other applicable securities laws. Rule 10b5-1 permits a public company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods.

In connection with Amendment No. 4 to our stock option plan, our board of directors approved the establishment of a third repurchase program, or the 2007-2008 Repurchase Program, under which our board of directors authorized VC ESOP to repurchase up to 8,000,000 ADSs, which is equivalent to 400,000 shares of our common stock, through December 31, 2008. We established a systematic purchasing plan under Rule 10b5-1 under the Exchange Act under which VC ESOP repurchased in the open market and in privately negotiated transactions 4,000,000 ADSs, which is equivalent to 200,000 shares of our common stock. The ADSs were repurchased between May 1, 2007 and May 8, 2007 at an average price of US$20.26 per ADS, for a total aggregate consideration of US$81.0 million. Pursuant to the 2007-2008 Repurchase Program, we also established a similar repurchase plan in 2008 and repurchased an additional 4,000,000 ADSs, which is equivalent to up to 200,000 shares of our common stock, between June 24, 2008 and July 3, 2008 at an average price of US$28.62 per ADS for a total aggregate consideration of US$114.5 million.

The 2005 Repurchase Program, 2006 Repurchase Program and 2007-2008 Repurchase Program were established in order to allow for additional stock option grants under our stock option plan.

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